Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WINDTREE THERAPEUTICS, INC.

(Pursuant to Sections 228 and 242 of the

General Corporation Law of the State of Delaware)

The Company was originally incorporated on November 6, 1992, under the name “Ansan, Inc.” The Company changed its name on November 25, 1997, to Discovery Laboratories, Inc. The Company changed its name again on April 15, 2016, to Windtree Therapeutics, Inc.

This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) and the amendments set forth below shall become effective upon the filing and effectiveness pursuant to the Delaware Corporation Law of this of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company:

1.     Article Four of the Amended and Restated Certificate of Incorporation of the Company is hereby amended by adding the following paragraph at the end thereof:

“Upon the filing and effectiveness (the “Third Effective Time”) pursuant to the Delaware Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, each eighteen (18) shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Third Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Third Reverse Stock Split”). No fractional shares will be issued as a result of the Third Reverse Stock Split. Each certificate that immediately prior to the Third Effective Time represented shares of Common Stock (“Third Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Third Old Certificate shall have been combined. Holders who otherwise would be entitled to receive fractional share interests of Common Stock upon the effectiveness of the Third Reverse Stock Split shall be entitled to receive a whole share of Common Stock in lieu of any fractional share created as a result of the Third Reverse Stock Split.”

2.     This Certificate of Amendment shall become effective on April 19, 2024 at 11:59 p.m. Eastern Time.

3.     Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as amended, remains in full force and effect.

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IN WITNESS WHEREOF, Windtree Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 19th day of April, 2024.

WINDTREE THERAPEUTICS, INC.

By:	/s/ Craig E. Fraser
Craig E. Fraser President and Chief Executive Officer